December 12, 2008

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	Global Payments Inc.

Form 10-K for the fiscal year ended May 31, 2008

Filed July 30, 2008

File No. 001-16111

Dear Mr. Owings:

This letter sets forth the responses of Global Payments Inc. (the “Company”) to the comments of the Staff of the Commission, dated November 21, 2008, with regard to the above referenced filing. Those comments requiring changes to our periodic disclosure will be reflected in our future required filings as detailed below, commencing with the Form 10-Q for the quarter ended November 30, 2008 and the Form 10-K for the year ending May 31, 2009, as applicable.

For convenience, each Staff comment is reprinted, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

Annual Report on Form 10-K for Fiscal Year Ended May 31, 2008

Item 1 – Business

General

1.	Comment: To the extent material to an understanding of your business taken as a whole, please disclose the extent to which the business of each segment is or may be seasonal. In this regard, we note your disclosure in the last full paragraph on page 42 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Credit Facilities” that the terms of your Canadian Credit Facility allow you “to expand the size of the uncommitted facility to $50 million Canadian dollars during the peak holiday season….” See Item 101 (c)(1)(v) of Regulation S-K.

Response: Our segments do not exhibit significant seasonality across fiscal quarters. While certain periods experience increases in processing volume and associated increases to our funding requirements, these peak periods tend to be either preceded or followed by periods of lower processing volume within the same fiscal quarter. As a result, the impact of seasonality is not significant on a quarterly basis. As a percentage of total annual revenue, quarterly revenue has been within a range of 23% to 28% for each of our segments over the last two fiscal years. On a consolidated basis, quarterly revenue has ranged from 24% to 27% of annual revenue over that same period.

Our Canadian Credit Facility includes an expansion feature that is available to us if processing volumes warrant it. However, we have not drawn on this particular facility since August 2006.

Since our segments do not exhibit significant seasonality across fiscal quarters, we do not believe that a discussion of seasonality is material to an understanding of our business taken as a whole.

2.	Comment: Please confirm that in future filings you will disclose financial information about long-lived assets in your geographic areas in your Business section. Alternatively, please confirm that in future filings you will provide in your Business section a cross-reference to this disclosure in the notes to your financial statements. See Items 101(d)(1)(ii) and 101(d)(2) of Regulation S-K.

Response: We note that we have disclosed financial information about long-lived assets in our geographic areas in Note 11 to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended May 31, 2008. We confirm that we will include a cross-reference to this disclosure in the Business section of our Form 10-K for the fiscal year ending May 31, 2009.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Commitments and Contractual Obligations, page 44

3.	Comment: Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. Disclose any assumptions used to arrive at the estimated amounts based on variable rates. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response: We note that as of May 31, 2008 we did not have any long-term debt obligations. In June 2008, we entered into a new $200 million term loan facility as disclosed in Note 16 to the Consolidated Financial Statements and in the Credit Facilities discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Form 10-K for the fiscal year ended May 31, 2008. Such disclosures, including required principal payments and current interest rates, were repeated in both the Notes and MD&A included in our Form 10-Q for the quarter ended August 31, 2008 and will be repeated in future 10-Q filings. We will include both the required principal payments and estimated interest payments (based on LIBOR rates as of the balance sheet date) in the Commitments and Contractual Obligations table in our Form 10-K for the fiscal year ending May 31, 2009.

Item 9A-Controls and Procedures, page 86

Evaluation of Disclosure Controls and Procedures, page 86

4.	Comment: You disclose under this heading that “[your] management, including [your] principal executive officer and principal financial officer, concluded an evaluation of the effectiveness of [your] disclosure controls and procedures as of May 31, 2008 [and this] evaluation tested controls and other procedures designed to ensure that information required to be disclosed … in the reports that [you] file or submit under the … Exchange Act … is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Based on [your] evaluation, as of May 31, 2008, [your] management, including [your] principal executive officer and principal financial officer, concluded that [your] disclosure controls and procedures were effective.”

Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedure also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may revise future filings to simply state that your disclosure controls and procedures are effective or ineffective without providing the definitions.

Response: We confirm that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. We will revise future filings so that our disclosures under the heading Evaluation of Disclosure Controls and Procedures conform to the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e), commencing with our Form 10-Q for the quarter ended November 30, 2008.

Index to Exhibits, page 96

General

5.	Comment: We note that your exhibit list does not include the credit facility you entered into with the National Bank of Canada in April 2008. Please tell us why this agreement is not required to be filed as an exhibit or include it as an exhibit in your next filing.

Response: We do not consider the credit facility with the National Bank of Canada to be a material contract and determined that this agreement was not required to be filed as an exhibit to our Form 10-K for the fiscal year ended May 31, 2008. We based this assessment on both the nature and the amount available under the facility. This facility represents a contract made in the ordinary course of business that we use to fund merchants in advance of receipt of proceeds from card associations. We also note that the base amount of the facility ($45.3 million US based on the exchange rate at May 31, 2008) represents 3.1% of our total assets at May 31, 2008 and that the maximum amount, which is only available to us on specific days, represents 5.9% of our total assets as of May 31, 2008. Further, through the date of this letter our maximum borrowing under this facility has been $45.3 million US, or 3.1% of our total assets at May 31, 2008. Finally, monthly borrowings since the inception of this facility have averaged $4.4 million or 0.3% of our total assets at May 31, 2008. Based on the above, we do not consider the National Bank of Canada credit facility agreement to be a material contract.

Exhibits 31.1 and 31.2

Rule 13a-14(a)/15d-14(a) Certifications

6.	Comment: We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications (1) include a reference in number 2 of the certification to this “annual” report, and (2) do not track the text of Item 601(b)(31) of Regulation S-K in number 4(d). We note similar alterations to the certifications filed with the August 31, 2008 Form 10-Q. Please confirm that you will revise in future filings.

Response: We confirm that we will revise future filings, commencing with our Form 10-Q for the quarter ended November 30, 2008, so that the wording of our certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 precisely matches the language set forth in Item 601(b)(31) of Regulation S-K.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your constructive comments to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Should you, or any member of your team, wish to discuss these responses with me, please contact me at (770) 829 – 8922 or Danny O’Keefe, our Chief Accounting Officer, at (770) 829 – 8492.

Sincerely,

GLOBAL PAYMENTS INC.

/s/ David E. Mangum
Executive Vice President and Chief Financial Officer

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